

September 25, 2012

Via E-mail
Mr. Jason Child
Chief Financial Officer
Groupon, Inc.
600 West Chicago Avenue
Suite 620
Chicago, Illinois 60654

**Re: Groupon, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
Form 10-Q for the Quarter Ended June 30, 2012
Filed August 14, 2012
File No. 1-35335**

Dear Mr. Child:

        We have reviewed your response letter dated August 24, 2012 and your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2012

Direct Revenue, page 31

   1. In the first page of your press release dated August 13, 2012, you disclosed that the second quarter 2012 was the first quarter that direct revenue was material to Groupon's overall performance. Beginning with the Form 10-Q for the quarter ended June 30, 2012, you stated separately Direct Revenue, but not Cost of Direct Revenue, on the face of the Condensed Consolidated Statements of Operations. On page 31, you disclosed that you expect direct revenues deals to continue to grow significantly throughout 2012 through

the continued growth of your Groupon Goods business. In addition to your discussion of revenues, please expand your disclosure to discuss and quantify separately the impact of your growth from direct revenues on your income from operations.

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Accountant, at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor, at (202) 551-3310, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director